

March 13, 2014

Richard E. Herrington
President and Chief Executive Officer
Franklin Financial Network Inc.
722 Columbia Avenue
Franklin, Tennessee 37064

>   **Re: Franklin Financial Network Inc.**
>   **Registration Statement on Form S-4**
>   **Filed February 14, 2014**
>   **File No. 333-193951**

Dear Mr. Herrington:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please note the updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next amendment.

Joint Proxy Statement/Prospectus Cover Page

2. Disclose the percentage of the combined company to be held by MidSouth shareholders following the merger.

3. Please indicate the aggregate number of shares you are offering. See Item 501(b)(2) of Regulation S-K.

Table of Contents, page iii

4. Please include a specific cross reference to the section discussing material tax consequences.

Summary

Interests of Directors and Officers of MidSouth … page 7

5. Please expand each bullet point to quantify the aggregate amount to be paid. Revise the main section to provide quantification by person.

Federal Income Tax Consequences, page 7

6. You must obtain and file an Item 601(b)(8) tax opinion supporting the assertion that the transaction will be tax free to MidSouth shareholders. Revise this section and the subheading to state that tax counsel opined that the transaction will be tax free to shareholders. In addition, state that you filed this opinion as an exhibit to the registration statement. Please make corresponding changes to the Q&A and main section.

Unaudited Pro Forma Combined Consolidated Financial Information

Unaudited Pro Forma Combined Balance Sheet September 30, 2013, page 16

7. Please revise the pro forma adjustments column for total liabilities to provide a total of $302.

Unaudited Pro Forma Combined Consolidated Statement of Income For the Nine Month Period Ended September 30, 2013, page 17

8. You deducted interest expense from other borrowings from interest expense on deposits to derive total interest expense. Please revise the line item total titled total interest expense in the column titled Pro Forma September 30, 2013 Combined by adding interest expense for deposits and other borrowings to reflect the proforma information presented of $3,591. Please also ensure that the pro forma net income available to common shareholders is computed properly.

Unaudited Pro Forma Combined Consolidated Statement of Income For the Year Ended December 31, 2012, page 18

9. The proforma diluted earnings available to common shareholders per share of $.77 appears to be computed incorrectly. Please revise the Diluted Earnings Available to Common Shareholders per share in the column titled Pro Forma December 31, 2012 Combined and presented in Note 4 Earnings Per Common Share to reflect the information presented of $0.79. In addition, revise the tabular presentation for the Year Ended December 31, 2012

appearing in Note 4 – Earnings per Common Share and in the Unaudited Comparative Per Share Data appearing on page 25, accordingly.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 2 – Preliminary Estimated Acquisition Consideration, pages 18-19

10. We note your disclosure that the closing price of Franklin Financial Network, Inc.'s common stock as of September 30, 2013 was used for purposes of presenting the Unaudited Pro Forma Combined Consolidated Balance Sheet – September 30, 2013. Under ASC 805, the most recent stock price at the time of filing should be used for determining the value of stock to be issued in a transaction that has not yet consummated. Please revise here and in Note 5 – Book Value Per Share, accordingly. In addition, please expand Note 2 to state the date at which the stock price was determined and present a sensitivity analysis for the range of possible outcomes based on percentage increases and decreases in the recent stock price.

11. Please present the allocation of the purchase price of MidSouth Bank to the excess of consideration to be paid over the net assets and identifiable intangible assets acquired.

Note 3 – Preliminary Unaudited Pro Forma and Acquisition Accounting Adjustments, pages 20-21

Balance Sheet

12. Please expand the note to ensure that it discloses how you determined the amount of premiums and discounts and the relevant assumptions.

13. Please disclose the nature of the deferred tax assets and the related amounts that you expect to realize as timing differences and net operating loss carryovers reverse. Please also tell us the estimated periods when you expect these items to reverse.

14. With regard to estimated transaction costs incurred prior to the merger of $1,800 in adjustment g, confirm that all of these costs, including data conversion costs, give effect to an event that is (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the company and (iii) factually supportable pursuant to Rule 11-02 (b) (6) of Regulation S-X.   Please also clarify if you have paid all of the transaction costs at September 30, 2013 and, if not, tell us why you represent that you have paid all of these expenses in your proforma financial statements.

15. Consider presenting your current estimate of the aggregate estimated merger costs (i.e., termination of employees and closing facilities and other business integrations costs), expected to be incurred in connection with the merger, which are excluded from the pro forma information in a separate note. This note should state management's estimate of how

these merger costs are expected to impact the liquidity of the newly combined companies going forward and should clearly identify this disclosure as forward-looking information.

Note 6 – Preliminary Unaudited Pro Forma Regulatory Capital Ratios, page 24

16. With a view toward expanded disclosure please disclose how you determined the amount of average assets of $907,317, disallowed deferred tax asset of $4,400 and estimated pro forma risk-weighted assets of $630,021.

17. Please revise the Tier 1 Risk-Based Capital Ratio and Total Risk-Based Capital Ratio for MidSouth Bank to reflect the amounts of 14.95% and 16.20% for period September 30, 2013 consistent with the amounts presented under the title Capital Position and Dividends on page 210.

Unaudited Comparative Per Share Data, pages 25-26.

18. The basic and diluted earnings per share of $.31 at September 30, 2013 and $.38 and $.37 at December 31, 2012 appear to be computed incorrectly based on footnote (1) of page 25. Please revise the Per Equivalent MidSouth Share earnings per common share basic and diluted as of and for the nine months ended September 30, 2013 and as of and for the year ended December 31, 2012 to reflect the information presented of $0.27 and $0.26 and $0.34 and $0.34.

Risk Factors, page 27

19. Revise or eliminate the last sentence of the second introductory paragraph, as you are required to disclose all material risks.

The opinion obtained by MidSouth…, page 29

20. Revise this section to clarify why the failure to update the opinion is a risk to shareholders, since the obligation of the MidSouth board to make a recommendation to shareholders continues even without an updated opinion.

The Merger, page 42

21. Please provide the staff with all opinions, reports or other presentations provided by the financial experts to the relevant companies.

22. We note that FFN-FSB provided financial projections to MidSouth's financial advisor. Please revise the registration statement to disclose all material non-public information provided by FFN-FSB to MidSouth or its financial advisor. Also, confirm that MidSouth did not provide projections to FFN-FSB or its advisor or disclose the projections.

23. Identify STRH and provide disclosure on the relationship and role in this transaction.

24. Explain why FFN is not obtaining a fairness opinion.

25. Disclose how the exchange ratio was determined.

26. Expand to disclose how the proposed terms changed between March 2013, August 2013, the October 29, 2013 draft agreement and the final agreement.

Opinion of MidSouth Bank's Financial Advisor, page 51

27. Eliminate or revise the statement at the top of page 53 indicating that the description of analyses is not complete. You must disclose all material analyses underlying the opinion.

28. Expand the compensation disclosure at the top of page 63 to disclose the advisor's fee and other compensation for services related to this transaction. Also disclose all compensation received in the past two years. Please refer to Section 1015(b)(4) of Regulation M-A.

Material U.S. Federal Income Tax Consequences of the Merger, page 74

29. Revise to clarify that you have an opinion of counsel that the merger will be a Section 368(a) reorganization and that shareholders will recognize no gain or loss for shares received.

30. State that the opinion is filed as an exhibit to the registration statement.

Exhibit 8.1

31. Opining that that "the discussion set forth in the Registration Statement….is accurate in all material respects " is not sufficient to satisfy the opinion requirement of Item 601 (b)(8) because a description of the law does not satisfy the requirement to provide an opinion on the material tax consequences of the transaction. Counsel must opine on the tax consequences of the offering, not the manner in which they are described in the prospectus. Please revise and refer to Corporation Finance's Staff Legal Bulletin No. 19 for further guidance.

32. The Exhibit 8 "short-form" opinion and the tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of counsel, and that disclosure must clearly identify and articulate the opinion being rendered.

33. Revise the last paragraph to remove the implication that shareholders cannot rely upon the tax opinion. Reliance on the opinion may not be limited by person.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christina Harley, Staff Accountant, at 202-551-3697 or Gus Rodriquez, Accounting Branch Chief, at 202-551-3752, if you have questions regarding financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney
Office of Financial Services